UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________________________________________________________

FORM 6-K

______________________________________________________________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2020

______________________________________________________________________

Commission File Number: 001-38067

______________________________________________________________________

Verona Pharma plc
(Translation of registrant's name into English)

 ______________________________________________________________________

3 More London Riverside
London SE1 2RE UK
+44 203 283 4200
(Address of principal executive office)

  ______________________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On April 16, 2020, Verona Pharma plc (the "Company") issued a press release (the "AGM Results Announcement") announcing that all resolutions proposed at the Annual General Meeting held on April 16, 2020, were duly approved by shareholders by way of a poll. The results of the poll are available on the "Investors" section of the Company’s website under "Shareholder Information", at www.veronapharma.com.

This report on Form 6-K, excluding Exhibit 1.1, is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-225107) and Registration Statement on Form S-8 (File No. 333-217521).

The AGM Results Announcement is furnished herewith as Exhibit 1.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description

1.1	AGM Results Announcement

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERONA PHARMA PLC

Date: April 16, 2020	By:	/s/ Claire Poll
		Name:	Claire Poll
		Title:	Legal Counsel